Exhibit (a)(3)



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November 24, 1999

TO:            UNIT HOLDERS OF Winthrop California Investors Limited Partnership

SUBJECT:       OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), Sutter/Jamboree Acquisition Fund, LLC (the "Purchaser") is offering to purchase up to 1,000 Units of limited partnership interest (the "Units") in Winthrop California Investors Limited Partnership, a Delaware limited partnership(the "Partnership") at a purchase price equal to:

                                 $1,500 per Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Winthrop California Investors Limited Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the blue form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                          North Coast Securities, Inc..
                          595 Market Street, Suite 2100
                         San Francisco, California 94105
                      Facsimile Transmission: 415-977-1510


         If you have any questions or need assistance, please call the Purchaser at 800-854-7835.

         This Offer expires (unless extended) December 31, 1999